Exhibit 8.1

NAME OF COMPANY	COUNTRY OF ORGANIZATION	DIRECT/INDIRECT OWNERSHIP PERCENTAGE
Plaza Centers N.V.	The Netherlands	44.9% (1)
Elscint Holdings & Investment N.V.	The Netherlands	100%
Elbit Medical Technologies Ltd.	Israel	89.9% (2)
Elbit Plaza India Real Estate Holdings Limited	Cyprus	50% (3)(4)
Elbit Ultrasound (Luxemburg) B.V./S.a r.l.	The Netherlands and Luxemburg	100%

(1)	Approximately 42.7% on a fully diluted basis.
(2)	Approximately 85.6% on a fully diluted basis.
(3)	We hold 47.5% of the shares in EPI directly, and an additional 47.5% through PC. For additional information as to the joint venture signed between us and PC regarding EPI, see “Item 4.B Business Overview - Plots in India.”
(4)	5% of the equity in EPI was allotted to Mr. Avraham (Rami) Goren who served as our former Executive vice chairman of the Board. The shares allotted are entitled to distribution only following their return of Investment of Elbit and PC plus agreed interest.